Exhibit 4.5

Description of the Registrant's Securities Registered Under Section 12 of the Securities Exchange Act of 1934

The following is a description of the VanEck Merk Gold Shares (the “Shares”) issued by the VanEck Merk Gold Trust (the “Trust”). The Shares represent units of fractional undivided beneficial interest in the Trust. This description does not describe every aspect of the Shares.  Capitalized terms that are used but not herein defined shall have the meanings assigned to them in the Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 2023 (the “Annual Report”).

The Trustee is authorized under the Trust Agreement to create and issue an unlimited number of Shares. The Trustee will create Shares in Baskets (a Basket equals a block of 50,000 Shares) only upon the order of an Authorized Participant. The Shares represent units of fractional undivided beneficial interest in the net assets of the Trust and have no par value. The Trust also may issue Shares to compensate and reimburse the Sponsor in Shares rather than in cash.

Description of Limited Rights

The Shares do not represent a traditional investment and you should not view them as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. As an investor, you will not have the statutory rights normally associated with the ownership of shares of a corporation, including, for example, the right to bring “oppression” or “derivative” actions. All Shares are of the same class with equal rights and privileges. Each Share is transferable, is fully paid and non-assessable and entitles the holder to vote on the limited matters upon which investors may vote under the Trust Agreement. The Shares are entitled to be redeemed or exchanged for gold as described in the Annual Report. The Shares do not entitle their holders to any conversion or pre-emptive rights or redemption rights for single Shares.

Redemption of and Taking Delivery of Physical Gold in Exchange for the Shares

The Shares may be redeemed by or through an Authorized Participant in Baskets. Investors may also take delivery of physical gold in exchange for their Shares. See “Creations and Redemption of Shares” in the Annual Report for details.

Distributions

If the Trust is terminated and liquidated, the Trustee will distribute to the investors any amounts remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of such reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Trustee shall determine. Investors of record on the record date fixed by the Trustee for a distribution will be entitled to receive their pro rata portion of any distribution.

Voting Rights

Under the Trust Agreement, except in limited circumstances, investors do not have voting rights. However, registered holders of at least 25% of the Shares have the right to require the Trustee to cure any material breach by it of the Trust Agreement, and registered holders of at least 75% of the Shares have the right to require the Trustee to terminate the Trust Agreement. In addition, certain amendments to the Trust Agreement require advance notice to the investors before the effectiveness of such amendments, but no investor vote or approval is required for any amendment to the Trust Agreement.

Book-Entry Form

Individual certificates will not be issued for the Shares. Instead, one or more global certificates will be deposited by the Trustee with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates will evidence all of the Shares outstanding at any time. Under the Trust Agreement, investors may only hold Shares through (1) DTC Participants, (2) Indirect Participants, and (3) those banks, brokers, dealers, trust companies and others who hold interests in the Shares through DTC Participants or Indirect Participants. The Shares are only transferable through the book-entry system of DTC. Investors who are not DTC Participants may transfer their Shares through DTC by instructing the DTC Participant holding their Shares (or by instructing the Indirect Participant or other entity through which their Shares are held) to transfer the Shares. Transfers will be made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service with respect to Baskets and/or the Shares by giving notice to the Trustee and the Sponsor. Under such circumstances, the Sponsor will find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, the Trustee will terminate the Trust.

The rights of the investors generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because the Shares can only be held in book-entry form through DTC and DTC Participants, investors must rely on DTC, DTC Participants and any other financial intermediary through which they hold the Shares to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to find out about procedures and requirements for securities held in book-entry form through DTC.